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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

B.H.I.T. Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
066-82N-101
(CUSIP Number)
Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor
Cleveland, OH 44114
216-736-7215
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	066-82N-101	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Gary O. Marino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,445,417(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,445,417

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,445,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Shares of common stock held by Patriot Equity, LLC, a limited liability company of which Mr. Marino is sole member. Also includes 250,000 options to purchase shares that are presently exercisable.

CUSIP No. 066-82N-101
Item 1. Security and Issuer.
     This original Schedule 13D Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 7005 Stadium Drive, Suite 100, Brecksville, Ohio 44141.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Gary O. Marino. Mr. Marino is a director of the Company.
     (b) The business address of Mr. Marino is 2255 Glades Road, Suite 342-W, Boca Raton, FL 33431.
     (c) Mr. Marino is chairman, president and chief executive officer of Patriot Rail Corp., an owner and operator of regional short-line railroads, located at 2255 Glades Road, Suite 342-W, Boca Raton, FL 33431.
     (d) Negative with respect to Mr. Marino.
     (e) Negative with respect to Mr. Marino.
     (f) Mr. Marino is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Marino and Patriot Equity, LLC (“Patriot Equity”) purchased the Common Stock with working capital of Patriot Equity.
Item 4. Purpose of Transaction.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, and other than in his capacity as a director of the Company, Mr. Marino does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;

CUSIP No. 066-82N-101
     (vi) a change to the certificate of incorporation, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s Common Stock;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Mr. Marino reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, as a director of the Company, Mr. Marino may formulate and participate in the formulation of plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on the Company’s most recent filings with the Securities and Exchange Commission, there are currently 24,988,051 shares of Common Stock outstanding. Mr. Marino beneficially owns 1,445,417 shares of Common Stock, including 250,000 options to purchase shares of Common Stock, or 5.7% of the Company’s outstanding Common Stock.
     (b) The shares of Common Stock beneficially owned by Mr. Marino are held by Patriot Equity LLC, a limited liability company of which Mr. Marino is sole member. Mr. Marino has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 1,195,417 shares of Common Stock held by Patriot Equity.
     (c) On June 8, 2007, Mr. Marino and Patriot Equity purchased 1,000,000 shares of Common Stock from the Company in a private placement at a price of $0.10 per share, or an aggregate purchase price of $100,000. Mr. Marino has not effected any other transactions in the Company’s Common Stock in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 25, 2007

/s/ Gary O. Marino
Gary O. Marino